30 Shelter Rock Road    Danbury, CT 06810      Tel: (203) 797-2699   Fax: (203) 797-2697

September 14, 2006

VIA EDGAR

Angela Crane, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Electro Energy, Inc. Form 10-KSB for the year ended December 31, 2005 Form 10-QSB for the quarter ended March 31, 2006 File Number 0-51083

Dear Ms. Crane:

        The following are the responses, including supplemental information, to the comments of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated July 21, 2006 (the “Comment Letter”) with respect to the filing by Electro Energy, Inc. (the “Company”) of the above-referenced Form 10-KSB and Form 10-QSB. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter. Supplemental information contained herein is based upon information and/or documentation provided by the Company.

Form 10-KSB for the year ended December 31, 2005
Management’s Discussion and Analysis or Plan of Operation, page 7
Financial Condition, page 11
Liquidity and Capital Resources

1.	We note the significant increase in your prepaid and other assets, related to sales of your common stock and due diligence related to an asset purchase. Please describe to us the nature and significant components of these costs, the period over which they will be expensed and tell us why presentation as an asset is appropriate. Additionally please revise your balance sheet presentation in future filings to separately disclose any amounts in excess of 5% of current assets.

Response: Prepaid expenses for the year ended December 31, 2005 consist of the following:

Conference fee	10,000
Equipment	134,929
Insurance	39,997
Deferred acquisition costs	211,968
Deferred financing costs	114,372
Other	5,361

Total prepaid expenses	516,627

Conference fee relates to a deposit for a conference held in January 2006. The Company has recorded this as a marketing expense in the first quarter of 2006 as reported on the Form 10-QSB for March 31, 2006.

Prepaid equipment relates to advances on equipment towards the building of Energy Positive and Negative electrode machines constructed in the Company’s new Florida facility (see Note 12 – Subsequent Events). These advanced payments have been capitalized as Property and Equipment in both the first and second quarter of 2006 as reported on the Form 10-QSB.

Insurance relates to the annual premium having been paid in full in June 2005. The insurance policy’s term is June 2005 – June 2006 and is being amortized on a monthly basis through June 2006 as insurance expense.

Deferred acquisition costs are for professional fees and other costs incurred relating to the acquisition of assets in Florida, which did not consummate until 2006. The Company has capitalized these costs as part of the assets acquired in the second quarter of 2006 as reported on the Form 10-QSB for June 30, 2006.

Deferred financing costs relates to an agreement entered into by the Company with an investment banking firm to act as the Company’s sole placement agent in connection with the structuring, issuance and sale of securities of the Company to obtain financing. The Company has begun amortizing these costs upon financing obtained as part of Deferred Financing Costs in the second quarter of 2006 as reported on the Form 10-QSB for June 30, 2006.

Please be advised that the Company has formatted its balance sheet presentation to separately disclose any amounts in excess of 5% of current assets on the Form 10-QSB for both March 31, 2006 and June 30, 2006. The Company will continue to use this presentation in future filings.

Note 8 – Related Parties, page F-18
Development Agreement, page F – 19

2.	We see that in connection with the development agreement you issued 15,000 warrants. Please address the following:

•	Show us how you accounted for the warrants at issuance, and at subsequent balance sheet dates. Clearly explain any significant assumptions used to value the warrants.
•	Provide us with your analysis of this agreement under EITF 00-19.
•	Additionally tell us why you recorded a deferred contract cost on your statement of stockholders’ equity at issuance.

Response:
The warrants were not sold for cash, rather they were deemed to be issued in connection with the development agreement. This issuance was deemed to have characteristics of issuances by a supplier to a customer. These warrants were therefore recorded in accordance with EITF 84-8 “Variable Stock Purchase Warrants Given by Suppliers to Customers” as well as analyzed as of the measurement date and fair value of warrants in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

It was determined, however, that the full amount of the fair value of the warrants of $83,767 should be recorded as of March 31, 2005 and not amortized over the contract period since the contract was expected to have a loss. The contract revenue is $450,000, the costs of the contract are $350,000 of subcontract costs with Rutgers University and $100,000 of costs by the Company. Under the percentage of completion method of accounting the value of the warrants would therefore cause an estimated loss of $83,767 and should therefore be expensed immediately (March 31, 2005, date the agreement was entered into).

The warrants were valued using the Black Scholes option pricing model with the following variables:

INPUT VARIABLES
Stock Price	$9.0600
Exercise Price	$9.0600
Term	4 years
Volatility	111.71%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	4.180%

Call Option Value	$6.86

AMORTIZATION CHARGE
Total Warrants Granted	15,000
Call Option Value	$6.86
Total Dollar Value of Warrants Granted	$102,927
Vesting Period (Months)	12

The total value of the warrants granted of $102,927 was then reduced to $83,767 based on its relative value as a portion of the overall contract and the fair value of the warrants. The calculation for this relative value is as follows:

Total Value of Warrants Granted	$ 102,927
Related Contract Revenue	$ 450,000

Total Contract Value	$ 552,927
Warrants as a percentage of the Total
Contract Value	18.61%

Relative Value of Warrants as a percentage
of the Contract Revenue	$ 83,767

The journal entry to record the original transaction and to amortize the deferred contract costs to reduce the total revenue and COS on a quarterly basis was as follows:

DR	Cost of services	83,767
CR	Accrued Expenses	83,767
DR	Deferred contract costs (SH Equity)	83,767
CR	APIC	83,767
To record warrant value as of 3/31/05 based on expected loss on contract

The warrants were revalued, using the Black Scholes option pricing model, with any change in the variables used in calculating the original value of $83,767 recorded, during each quarterly period. The journal entry to revalue the warrants at 12/31/05 was as follows:

DR	APIC	42,057
CR	Deferred contract costs	42,057
DR	Accrued expenses	42,057
CR	Cost of services	42,057
To record amortization of warrants every quarter

The journal entry to record the amortization of these contract costs at 12/31/05 was as follows:

DR	Revenue	13,903
CR	Deferred contract costs	13,903
DR	Accrued expenses	13,903
CR	Cost of services	13,903
To record amortization of warrants every quarter

These warrants were treated by the Company as equity classification pursuant to the conditions in paragraphs 12-32 of EITF 00-19. The warrants meet the following conditions necessary for equity classification:

•	The warrants do not include any provisions which would require net cash settlement.
•	The warrants permit the Company to settle in unregistered share of common stock of the Company.
•	The Company has sufficient authorized and un-issued shares available to settle the warrants into shares of common stock after considering all other commitments that may require the issuance of common stock.
•	The warrants agreement contains an explicit limit on the number of shares to be delivered in the share settlement.
•	There is no required cash payment to the counterparty in the event the Company fails to make timely filing with SEC.
•	There is no required cash payment to the counterparty if the shares initially delivered upon the settlement are subsequently sold by the counterparty and the sale proceeds are insufficient to provide the counterparty with full return of the amount due.
•	There is no provision in the warrants agreement that indicate that the counterparty has the rights that rank higher than those of a shareholder of the stock underlying the contract.
•	There is no requirement in the warrants agreement to post collateral at any point for any reason.

Since these warrants meet the scope exception pursuant to the conditions in paragraphs 12-32 of EITF 00-19, SFAS 133 would not apply.

Form 10 — QSB for the quarter ended March 31, 2006
Note 6 Stockholders’ Equity, page F-13
Stock Options, page F-13

3.	We note that you recorded additional deferred compensation expense related to the fair value of unvested stock options upon the adoption of SFAS 123(R). In addition, it does not appear that you eliminated the previously recorded intrinsic value based deferred compensation related to these awards.

•	Tell us how your presentation reflects the guidance in paragraphs 74, and Illustrations 4(a) and 23(b) of SFAS 123(R).
•	Provide us with sample journal entries showing how you accounted for the transition upon adoption of SFAS 123(R).

Response:
Under adoption of SFAS 123(R), compensation costs for the portion of awards for which the requisite service has not been rendered, which are outstanding, are being recognized as the requisite service is rendered. The compensation cost for that portion of awards were based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS 123. Changes to the grant-date fair value of equity awards granted before adoption of SFAS 123(R) were precluded. The compensation cost for those earlier awards were attributed using the attribution method that was used under SFAS 123, except that the method of recognizing forfeitures only as they occur was not continued (paragraph 80, SFAS 123(R)). Any unearned or deferred compensation (contra-equity accounts) related to those earlier awards were eliminated against the appropriate equity accounts.

In the Form 10-QSB for the quarter ended March 31, 2006, the Company disclosed properly their adoption of SFAS 123(R) and stated that “on January 1, 2006, the Company adopted FAS 123R and recorded an adjustment of $2,655,669 to increase the previously recorded deferred compensation amount”. The Company has subsequently revised this disclosure on its Form 10-QSB for the quarter ended June 30, 2006 to read “On January 1, 2006, the Company adopted SFAS 123(R) and recorded an adjustment to eliminate $442,507 of the intrinsic value under SFAS 148 and recorded $3,098,177 for the fair value of previously issued options to deferred compensation expense”.

The transition upon adoption of SFAS 123(R) was recorded as follows:

DR	Deferred Compensation Cost	3,098,177
CR	APIC	3,098,177
DR	APIC	442,507
CR	Deferred Compensation Cost	442,507
To record the fair value and eliminate the intrinsic value of unvested stock options upon adoption of SFAS 123(R)

The $3,098,177 noted above will be charged to expense over the remaining vesting periods of the related options

The Company recognized that there was a deferred tax asset arising from the adoption of SFAS 123(R). As utilization of the temporary difference is not assured, the deferred tax asset has been fully reserved through the recording of a 100% valuation allowance.

Note 9 – Subsequent Events, page F-15
Asset Purchase Agreement, page F-16

4.	We see that you acquired certain assets from Lithium Nickel Asset Holding Company in exchange for 5,750,000 shares and 2,000,000 warrants. Please respond to the following:

•	Tell us and disclose the cost of assets acquired, the value assigned to common stock and warrants issued, and the basis for determining that value. For each asset acquired please disclose the depreciation/amortization period.
•	Describe all material terms of the warrant agreement and tell us how you plan on accounting for the warrants. Please provide us with your analysis of each of the conditions described in paragraphs 12-32 of EITF 00-19.
•	We see that you agreed to register certain shares on behalf of the Seller. Please describe your registration obligations and disclose any penalties for failure to timely register. Tell us how you are accounting for the registration rights you have provided and your consideration of EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.
•	Tell us how you accounted for the subsequent forfeiture of 500,000 warrants by the Seller and the 1,000,000 warrants issued in conjunction with the lease transaction. Please cite any authoritative literature upon which you are relying.

On April 5, 2006, the Company completed an acquisition of certain assets relating to the manufacture of lithium-ion and nickel based rechargeable cells and batteries from Lithium Nickel Asset Holding Company I, Inc., a Delaware corporation (the “Seller”), pursuant to the terms of an Asset Purchase Agreement by and among the Company, Electro Energy Florida, LLC (“EEF”), and the Seller. The total purchase price for the assets consisted of 5,750,000 unregistered shares of the Company’s common stock (the “Consideration Shares”) and a six-year warrant (“Contingent Warrant”) to purchase up to 2,000,000 unregistered shares of the Company’s common stock at an exercise price of $7.00 per share vesting upon meeting future contingent revenue milestones. Upon reaching aggregate gross sales of $25,000,000 generated at the Florida facility, the Contingent Warrant holder will have the right to exercise warrants for the purchase of 500,000 shares of common stock. For each $1,000,000 of gross sales generated through EEF in excess of $25,000,000 prior to April 5, 2009, the Contingent Warrant holder will have the right to exercise to purchase 10,000 shares of common stock. Of the total number of shares, 1,000,000 Consideration Shares will be held in escrow pursuant to an escrow agreement entered into at the closing in order to secure the Seller’s indemnification obligations under the Asset Purchase Agreement. The Company agreed to include 750,000 Consideration Shares in a registration statement that the Company intends to file in connection with the secured convertible note. The 750,000 Consideration Shares do not incur penalties for failure to timely register, thus EITF 05-4 does not apply. In addition, the Company agreed to include 400,000 Consideration Shares in a subsequent registration statement which will be exchanged for the forfeiture of 500,000 Contingent Warrants by the Seller upon a contingent revenue milestone. The forfeiture of 500,000 Contingent Warrants by the seller has not occurred, since the contingent revenue milestones were not reached, thus there has been no accounting treatment. The Company will record the value of the Contingent Warrants as additional purchase price once the contingent performance conditions have been met in accordance with SFAS 141 and EITF 96-18.

The Contingent Warrants will be treated as equity pursuant to the conditions in paragraphs 12-32 of EITF 00-19. The Contingent Warrants meet the following conditions necessary for equity classification pursuant to EITF 00-19:
•	The Contingent Warrants do not include any provision which would require net-cash settlement.
•	The Contingent Warrants permit the Company to settle in unregistered shares of the Company’s common stock.
•	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the Contingent Warrants could remain outstanding. As of April 5, 2006 (the “Valuation Date”) the Company has approximately less than 50% of the authorized common stock issued and outstanding.
•	The Contingent Warrants contains an explicit limit on the number of shares to be delivered in a share settlement. See Section 1.1 of the Contingent Warrants for this language.
•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.
•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off”or “make-whole” provisions).
•	There are no provisions in the Contingent Warrants that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
•	There is no requirement in the Contingent Warrants to post collateral at any point or for any reason.

The aggregate purchase price was $12,011,020 which consisted of the Consideration Shares valued at $11,701,250, and acquisition costs of $309,770. The fair value of the Consideration Shares was based on its closing price of $3.70 on April 5, 2006, less a discount of 45%, resulting in a per share value of $2.04. Based on a valuation performed, the factors that would cause the fair value of the Consideration Shares to deviate from the closing price of free-trading stock at the Valuation Date include:
•	The Consideration Shares were unregistered, therefore could not legally be traded in the secondary market on the Valuation Date.
•	As a consequence of the acquisition, the holders of the Consideration Shares owned approximately 24.8% of the issued and outstanding stock of the Company, excluding shares contingently available as a result of the 4-Year and 6-Year Warrants.

•	Even if the Consideration Shares were free trading, SEC limitations prohibit large shareholders from selling more than the greater of 1% of the outstanding shares or 1 week’s trading volume over during the course of any 3-month period:
o	If the holders of the Consideration Shares were to liquidate shares equivalent to 1% of the outstanding shares of the Company each quarter, it would take them approximately 25 quarters, i.e., more than six years to dispose of their holdings.
o	Insiders may also be reluctant to systematically dispose of their holdings due to:
•	The downward pressure on prices of having additional shares continuously released into the market.
•	The potential negative interpretation by the market of ongoing insider sales, which are often interpreted as a lack of confidence in the business.
•	Purchasers of unregistered stock routinely are able to achieve such transactions at significant discounts below the price of registered, free-trading stock.
•	The historical price performance of the Company’s common stock reveals that there is significant downside risk.
•	At the Valuation Date, the Company had not yet began to demonstrate performance that would suggest that the upside potential would significantly outweigh the downside risk of being locked into holding the stock for a prolonged period of time:
o	2005 sales declined by 43%.
o	2005 losses were almost as much as sales.
o	Stockholders' equity at then end of 2005 was only about 16(cent)per share

The most frequent reference used in the marketplace and by valuators for quantifying the impact upon value of illiquidity is the discounts from quoted stock price realized in private investments in public equity (PIPE’s):
•	The same considerations made by PIPE investors are those that would be relevant to holders of the Consideration Shares.
•	An analysis of discounts in PIPE transactions from September 24, 2004 through December 31, 2004 revealed that the average discount from market value paid by PIPE was 19.6%, with a standard deviation of 23.7%, and transactions involving equity interests that would require a longer period of time to dispose of in the secondary market were consummated at higher discounts from market price.

The Company has applied a 45% discount to the closing price of the stock at the Valuation Date to estimate the impact of illiquidity upon the fair value of the Consideration Shares:

•	This discount is based on:
o	The previously enumerated factors pertaining to the Consideration Shares.
o	A market-based discount that reflects approximately one standard deviation above the mean in PIPE transactions.

Pursuant to SFAS 141, the purchase price has been allocated to the net assets acquired based on their estimated fair values on the date of acquisition as follows: Machinery and equipment of $11,820,020, with a useful life ranging from 7 to 10 years, and leasehold improvements of $191,000, with a useful life of 15 years. These assets have not yet been placed in service.

On April 5, 2006, the Company entered into a six year lease agreement to lease 200,000 square feet of industrial space in three buildings in located at 12781 N.W. Highway 441, Alachua, Florida. In connection with the lease agreements, and in addition to rental payments, the Company issued a four-year warrant to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $7.00 per share. The value of the warrants issued in connection with the lease agreements is $762,240 and has been recorded as deferred lease costs, to be amortized over the next six years. The four-year warrant meets the same conditions necessary as the Contingent Warrants (see above) for equity classification pursuant to EITF 00-19.

Unregistered Sales of Equity Securities, page F-23

5.	We note on April 5, 2006 you issued senior secured convertible notes and warrants to purchase common stock for aggregate proceeds of $11,000,000. Additionally we see that you may incur liquidated damages or penalties pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http;//www.sec.gov/divisions/corpftn/acctdis120105.pdf and address the following:

•	Please tell us all the material terms of the convertible notes and warrants, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.
•	Tell us how you have considered the guidance provided in EITF 05-4 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addressed certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

•	Tell us how you have applied the guidance in EITF 00-19 in evaluating whether the various features of your convertible term notes, including for example, the conversion feature, the 24-month reset provision, put option, make whole provision, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19.
•	Revise future filings to disclose the material terms of the convertible notes and warrants and how you have accounted for the convertible notes, including any related discounts and any embedded derivatives requiring bifurcation pursuant to SFAS 133. Also, your critical accounting estimates should disclose the methodology and significant estimates used to value any of instruments you carry at fair value.
•	In addition, it appears that the warrants issued in this transaction are also subject to the same registration rights agreement noted above for the convertible debt. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Facts & analysis

1.	Basic features

a.	$11,000,000 convertible note due March 31, 2010 — Convertible at an initial price of $3.80 per share (see reset provision) or an aggregate of 2,894,737 shares.

•	The convertible note is not deemed conventional convertible based on the reset provision (item 3) and the holders repurchase (put) rights (item 6). It is therefore appropriate to analyze the debt instrument in accordance with paragraphs 12 through 32 of EITF 00-19 (see below for analysis).

b.	Interest rate and payment dates – 8.5% per year paid semi-annually in cash or at the Company’s option in stock at 90% of a weighted average stock price.

•	Not applicable as it relates to EITF 00-19

c.	Warrants to purchase 578,947 shares of common stock exercisable at an initial price of $3.80 per share (see reset provision) through March 31, 2010

•	Warrants are analyzed in accordance with paragraphs 12 through 32 of EITF 00-19 (see below for analysis).

2.	Conversion Inducement (“Make-Whole Payments” guarantees interest for 3 years) – At any time after June 1, 2006 upon the investors converting their notes to stock the investors will receive all accrued interest through the conversion date plus the present value of any interest payments that would have been paid through the third anniversary of closing. This additional (inducement interest) will be paid at the Company’s option in cash or in common stock at a 10% discount to market.

•	Although there is no floor that could result in an indeterminable amount potentially paid in stock, the Company has the option to pay in cash. This feature is also a contingency based on a potential future event and will therefore be recorded if and when it takes place.

3.	Conversion Reset – After 24 months from closing (April 5, 2008) the conversion price may be reset to the lower of (a) $3.80 or the then current conversion price or (b) 115% of ten day weighted average trading price but not less than $2.50 per share (floor). This reset provision can be eliminated if the stock trades above 150% of the conversion price for 20 of 30 days prior to the 2nd anniversary of closing provided that the shares are registered and not restricted for sale during this 30 day period.

•	The conversion reset has a floor of $2.50 and therefore convertible and exercisable into a maximum determinable number of shares.

4.	Collateral – The Notes are collateralized by all the assets of the Company other than Accounts Receivable and certain other assets and is subject to certain other conditions.

•	The convertible notes (not the conversion option) are secured loans collateralized by certain assets of the Company.

5.	Optional redemption – Notes may be redeemed in cash by the Company 16 months after the closing date only if the stock price equals 150% of the conversion price for 20 days of any 30 consecutive trading days.

•	This event has no effect as it relates to EITF 00-19.

6.	Holders Repurchase Rights (Periodic Put Right) – 16 months following the closing and every eight months thereafter the investors have the right at their option to require the Company to repurchase up to $1,100,000 at a purchase price of 105% of the note plus accrued interest. This repurchase right can be paid in stock at a 10% discount or at the option of the Company in cash. The repurchase right will be relinquished if the Company’s stock trades above 150% of the conversion price for 20 of 30 trading days and the shares on not restricted.

•	Since there is no floor to the 10% discount on the fair market value potentially paid in stock, the amount of shares required to settle the obligation is currently indeterminable . The Company does, however, have the option to pay this repurchase right in cash. This Put Right also relates to the note which is already classified as a liability.

7.	Anti-Dilution Protection – The conversion price of the notes and exercise price of the warrants will be adjusted to reflect customary dilutive events but not price protection. These dilutive events include stock splits, dividends recapitalization etc.

•	This anti-dilution protection has no effect as it relates to EITF 00-19

Conclusion regarding the conversion feature as it relates to 00-19

•	There are no provisions that would require net-cash settlement of the conversion option. Equity treatment is therefore acceptable.

•	There is nothing that would preclude the Company from delivering unregistered shares. Equity treatment is therefore acceptable.

•	The Company has sufficient authorized shares to effect the conversion. This takes into account item 3 “Conversion Reset” which has a floor of $2.50 conversion amount which would result in the maximum issuance of 4,400,000 shares upon the full conversion of the debt as well as items 6 “Holders Repurchase (Put) Right”. Although there is no floor on the Put right and the number of shares could be indeterminable the Company does have the option to pay this put right in cash and this relates to the note payable, which is recorded as a liability. Equity treatment therefore acceptable.

•	There are cash penalties for untimely effectiveness or not maintaining effectiveness of registration statement. See analysis of EITF 05-04 below.

•	The convertible notes (not the conversion options) are secured and collateralized by certain assets of the Company. Equity treatment is therefore acceptable.

Since this conversion feature meets the scope exception pursuant to the conditions in paragraphs 12-32 of EITF 00-19, SFAS 133 would not apply.

Conclusion regarding the warrants as it relates to 00-19

•	There are no provisions that would require net-cash settlement of the warrants. Equity treatment is therefore acceptable.

•	There is nothing that would preclude the Company from delivering unregistered shares. Equity treatment is therefore acceptable.

•	The Company has sufficient authorized shares to effect the conversion. This takes into account item 3 “Conversion Reset” which adjusts the exercise price of the warrants to the current market price with a floor of $2.50. This conversion reset on the warrants has no effect on the number of shares to be issued upon exercise but only on the exercise price. Equity treatment is therefore acceptable.

•	There are cash penalties for untimely effectiveness or not maintaining effectiveness of registration statement. See analysis of EITF 05-04 below.

Since these warrants meet the scope exception pursuant to the conditions in paragraphs 12-32 of EITF 00-19, SFAS 133 would not apply.

Registration Rights – (a) Must file the registration statement (Form S-3) 90 days from the closing date. The registration statement was filed within 90 days. (b) The registration statement must be declared effective within 180 days of the closing date and (c) maintain effectiveness of the registration statement until no longer required. This covers shares issuable upon conversion of the notes, exercise of warrants and shares issued in lieu of interest or any other payments required under the notes.

The penalty for not complying with the above registration requirements is 1.0% per month for each 30 day period not to exceed 5% per year.

EITF 05-04

View A
Since the Company records the value of the conversion option and warrants in accordance with View A of EITF 05-04 then the registration rights agreement, the conversion option and the warrants are recorded as a single unit. The fair value of the conversion option and warrants are recorded as liabilities and the potential penalties under the registration rights agreement are recorded as incurred.

Calculation of maximum penalty

4 year (48 month) notes from March 31, 2006 due March 31, 2010.

180 day (6 month) grace period for the effectiveness of the registration statement (3/31/06 will be used as closing date rather than 4/5/06 for ease of calculation).

Penalties begin to accrue on 9/30/06 at 5 percent maximum per year. The calculation of the maximum penalty is as follows:

10/1/06 through 9/30/07	$11,000,000 * 5% =	$ 550,000
10/1/07 through 9/30/08	$11,000,000 * 5% =	$ 550,000
10/1/08 through 9/30/09	$11,000,000 * 5% =	$ 550,000
10/1/09 through 3/31/10	$11,000,000 * 5% =	$ 550,000 (A)
Maximum Penalty	$2,200,000

(A) Although this period is only six months the penalty is calculated at 1% per month up to a maximum of 5%

Calculation of the difference between the value of registered and unregistered shares due to the Company’s ability to issue unregistered shares

$11,000,000 initially convertible at $3.80 per share into 2,894,737 shares

Market value of stock on 4/5/06 was $3.70.

Discount of 45% for unregistered shares, resulting in a per share value of $2.04 (the factors used in determining this discount is described more fully in the response to comment #4 above).

The difference between the market value (registered) of $3.70 per share and the fair value (unregistered) shares of $2.04 is $1.66 multiplied by the number of shares issued upon conversion of 2,894,737, which equals a total value of $4,805,263.

The value of the warrants is $1.66 multiplied by the number of warrants of 578,947, which equals a total value of $961,052.

The difference in value between registered shares and unregistered shares for the conversion option and warrants of $5,766,315 is greater than the maximum penalty of $2,200,000, therefore the combined instrument under View A of EITF 05-04 should be recorded as equity.

The Company intends to revise future filings to disclose the material terms of the convertible notes and warrants and how the Company has accounted for the convertible notes, including any related discounts. Also, the critical accounting estimates of the Company will disclose the methodology and significant estimates used to value any of instruments the Company carries at fair value.

Item 3, Controls and Procedures, page 6

6.	We note your statement that “…a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section IIF.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http;//www.sec.gov/rules/final/33-8238.htm>

The Company intends to remove the following disclosure “The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure or internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.”

If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to call me at 203-797-2699, or Duane L. Berlin, Esq. of Lev & Berlin, PC, counsel to the Company, at 203-838-8500.

Very truly yours,

/s/ Michael E. Reed

Michael E. Reed Chief Executive Officer

cc:	Duane L. Berlin, Esq. Lev & Berlin, PC